T. Rowe Price GNMA Fund

1) The following disclosure regarding Inflation-linked Securities was added to the prospectus:

Inflation-Linked Securities

Inflation-linked securities are income-generating instruments whose interest and principal payments are adjusted for inflation—a sustained increase in prices that erodes the purchasing power of money. TIPS, or Treasury Inflation-Protected Securities, are inflation-linked securities issued by the U.S. government. The inflation adjustment, which is typically applied monthly to the principal of the bond, follows a designated inflation index, such as the consumer price index (CPI). A fixed coupon rate is applied to the inflation-adjusted principal so that as inflation rises, both the principal value and the interest payments increase. This can provide a hedge against inflation, as it helps preserve the purchasing power of an investment. Because of this inflation-adjustment feature, inflation-protected bonds typically have lower yields than conventional fixed-rate bonds.

Inflation-protected bonds normally will decline in price when real interest rates rise. (A real interest rate is calculated by subtracting the inflation rate from a nominal interest rate. For example, if a 10-year Treasury note is yielding 5% and inflation is 2%, the real interest rate is 3%.) If inflation is negative, the principal and income of an inflation-protected bond will decline and could result in losses for the fund.

2) As approved by shareholder vote, the fund’s investment objective and strategy have been changed as shown below.

What is the fund’s objective?

The fund seeks high current income consistent with high overall credit quality and moderate price fluctuation by investing at least 80% of its total assets in GNMA securities backed by the full faith and credit of the U.S. government.

What is the fund’s principal investment strategy?

The fund will normally invest at least 80% of total assets in mortgage-backed securities issued by the Government National Mortgage Association (GNMA), an agency of the Department of Housing and Urban Development. These securities represent mortgage loans that are either guaranteed by the Federal Housing Administration or the Veterans Administration. Interest and principal payments from the underlying mortgages are passed through to investors.

GNMA guarantees the timely payment of interest and principal on its securities, a guarantee backed by the U.S. Treasury. The GNMA guarantee does not apply to the price of GNMA securities or the fund’s share price, both of which will fluctuate with market conditions.

Up to 20% of total assets can be invested in high quality securities that are not backed by the full faith and credit of the U.S. government. These securities must have a credit rating of at least AA or the equivalent as determined by at least one national rating organization or, if unrated, deemed to be of comparable quality by T. Rowe Price. Such securities may include, among others, corporate bonds, mortgage securities issued by government agencies not backed by the full faith and credit of the U.S. government, privately issued securities and derivatives.

There is no limit on the maturity of individual bonds in the fund’s portfolio or on the fund’s overall maturity which will vary and be influenced by the general level of interest rates, principal prepayments of GNMA and other mortgage-backed securities as well as other factors.

Investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of the fund’s securities may change after they are purchased, and this may cause the amount of the fund’s assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction. If this occurs, it would not be considered a violation of the investment restriction.

In selecting securities, fund managers may weigh the characteristics of various types of mortgage securities and examine yield relationships in the context of their outlook for interest rates and the economy. For example, if rates seem likely to fall, mortgage securities expected to have below-average prepayment rates may be purchased and assets may also be allocated to bonds or other securities that could appreciate in that environment.

The fund may sell holdings for a variety of reasons, such as to adjust the portfolio’s average maturity or to shift assets into higher-yielding securities.